FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 16, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                                      FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      June 15, 2005

3.    Press Release
      -------------

      June 15, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced it will ship 15 tonnes of BioOil to the research institute Forschungszentrum Karlsruhe (FZK) for testing conversion of BioOil to Syngas via gasification. FZK has developed a new biomass to liquid (BTL) process to produce tar-free syngas from a mixture of BioOil and pyrolysis char (slurry).

The BioOil will be shipped from DynaMotive's facility in Vancouver to a gasifier in Freiberg, Germany and testing will be completed in September, 2005.

Syngas can be converted into synthetic diesel, methanol and other chemicals. Synthetic diesel, or Syndiesel, is a renewable greenhouse gas neutral fuel that can replace diesel produced from fossil crude oil.

Syndiesel can be used in diesel engines without modification, including automobiles, trucks, buses and industrial diesel turbines. When comparing the performance of engines operating on Syndiesel to engines operating on conventional diesel, the results are equal or better. Thus, Syndiesel offers a clean, sustainable alternative.

With the escalating cost of fossil fuels and the dependence on crude oil as the primary source of energy for automobiles, it has become increasingly
important to develop synthetic fuels.   In 2005, in the European Union, more
than 50% of new cars are diesel powered and representing the largest growing market for mobile fuels.

Syngas production research conducted by FZK is part of the "RENEW" project (www.renew-fuel.com), which concentrates its research on sustainable energy systems for transport. The project is a pan-European project supported under the European Commission's 6th Framework Programme. The mission of the project is to prove different concepts of fuel production from biomass. As member of the Helmholtz Gesellschaft, the Forschungszentrum Karlsruhe, is one of the largest German research institutions with broad expertise in environmental technology, energy technology, technology of micro and nano systems and fundamental research in physics and chemistry.


5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
     (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 15th day of June 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)    "Richard Lin"
                                        Richard Lin
                                        Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - June 15, 2005

           DynaMotive to Ship BioOil for Development of Advanced Fuels
            Syngas Reformation Provides Opportunities for Production
                         of Mobile Fuels from BioOil
                      Testing to be conducted in Germany

Vancouver, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced it will ship 15 tonnes of BioOil to the research institute Forschungszentrum Karlsruhe (FZK) for testing conversion of BioOil to Syngas via gasification. FZK has developed a new biomass to liquid (BTL) process to produce tar-free syngas from a mixture of BioOil and pyrolysis char (slurry).

The BioOil will be shipped from DynaMotive's facility in Vancouver to a gasifier in Freiberg, Germany and testing will be completed in September, 2005.

Syngas can be converted into synthetic diesel, methanol and other chemicals. Synthetic diesel, or Syndiesel, is a renewable greenhouse gas neutral fuel that can replace diesel produced from fossil crude oil.

Syndiesel can be used in diesel engines without modification, including automobiles, trucks, buses and industrial diesel turbines. When comparing the performance of engines operating on Syndiesel to engines operating on conventional diesel, the results are equal or better. Thus, Syndiesel offers a clean, sustainable alternative.

With the escalating cost of fossil fuels and the dependence on crude oil as the primary source of energy for automobiles, it has become increasingly
important to develop synthetic fuels.   In 2005, in the European Union, more
than 50% of new cars are diesel powered and representing the largest growing market for mobile fuels.

Syngas production research conducted by FZK is part of the "RENEW" project (www.renew-fuel.com), which concentrates its research on sustainable energy systems for transport. The project is a pan-European project supported under the European Commission's 6th Framework Programme. The mission of the project is to prove different concepts of fuel production from biomass. As member of the Helmholtz Gesellschaft, the Forschungszentrum Karlsruhe, is one of the largest German research institutions with broad expertise in environmental technology, energy technology, technology of micro and nano systems and fundamental research in physics and chemistry.

RENEW project objectives state: "Mobility in the future demands highly effective transport systems that have low emissions and are CO2 neutral. The synthesis of liquid fuels from biomass contributes to meeting these demands."

DynaMotive is an energy systems company that is focused in the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost and convert them into a renewable and environmentally friendly fuel. Examples include forestry residues, wood bark agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char making them a renewable and environmentally friendly oil and char reserve that is available world-wide.
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For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

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